[redacted]

DD 2/25/13

SEC
Mail Processing Section
FEB 21 2013
Washington DC
400

SECU 13011435 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50561 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ONE SOUTHCOAST, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 1830
(No. and Street)

New Orleans (City) LA (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Bailleux (504)533-7377
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves, PC
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd. 2nd Fl. (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 2/27/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Pierre E. Conner, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Southcoast, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT A. UMBERGER NOTARY PUBLIC ORLEANS PARISH, LA.

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPITAL ONE SOUTHCOAST, INC.

## (A Wholly Owned Subsidiary of Capital One Financial Corporation)

# Financial Statements

## December 31, 2012 and 2011
## with Independent Accountants' Report

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

# CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

## Table of Contents

»Keiter
Your Opportunity Advisors

## Independent Accountants' Report

The Stockholder and Board of Directors
Capital One Southcoast, Inc.
New Orleans, Louisiana

### Report on the Financial Statements

We have audited the accompanying financial statements of Capital One Southcoast, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Southcoast, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States.

Keiter

February 6, 2013
Glen Allen, Virginia

## CAPITAL ONE SOUTHCOAST, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets:** | | |
| Cash on deposit with affiliated company | $ 1,618,875 | $ 485,139 |
| Investment in money market mutual fund | 29,656,583 | 22,634,684 |
| Commissions receivable from clearing correspondent | 106,320 | 63,849 |
| Other receivables | 7,170,700 | 4,089,981 |
| Deposit with clearing correspondent | 250,000 | 250,000 |
| Furniture and equipment, net | — | 79,520 |
| Goodwill | 3,493,211 | 3,493,211 |
| State income taxes receivable | 2,621,571 | 1,924,892 |
| Due from affiliates | 708,162 | 431,885 |
| Deferred tax asset | 56,517 | 15,270 |
| **Total assets** | $ 45,681,939 | $ 33,468,431 |
| **Liabilities:** | | |
| Commissions payable to brokers and dealers | $ 6,429,967 | $ 5,321,186 |
| Accrued expenses | 128,416 | 301,418 |
| Due to affiliates | 4,110,810 | 1,784,403 |
| **Total liabilities** | 10,669,193 | 7,407,007 |
| **Stockholder's equity:** | | |
| Common stock, no par value; authorized 100,000 shares; one share issued and outstanding | 10,000 | 10,000 |
| Additional paid-in capital | 8,431,477 | 8,431,477 |
| Retained earnings | 26,571,269 | 17,619,947 |
| **Total stockholder's equity** | 35,012,746 | 26,061,424 |
| **Total liabilities and stockholder's equity** | $ 45,681,939 | $ 33,468,431 |

See accompanying notes to financial statements.

## CAPITAL ONE SOUTHCOAST, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

**Note 1—Organization**

Capital One Southcoast, Inc. (the "Company") is a wholly-owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

**Note 2—Summary of Significant Accounting Policies**

**Basis of Accounting**

These financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in money market mutual fund to be cash equivalents in the statement of cash flows based on regulatory guidelines. Cash included amounts held at Capital One, National Association ("CONA"), a related party, totaling $1,618,875 and $485,139 at December 31, 2012 and 2011, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

**Investment in Money Market Mutual Fund**

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services.

**Furniture and Equipment**

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

**Goodwill**

The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluations in 2012 and 2011 and did not record an impairment charge based on the results.

**Income Taxes**

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the statements of financial condition.

Temporary differences occur between financial reporting and tax bases of assets and liabilities. Deferred income taxes are recorded to reflect these differences based on enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2012 and 2011.

**Note 3—Fair Value of Financial Instruments**

In accordance with the accounting guidance for fair value measurements, the Company carries all of its investment securities at fair value. The accounting guidance defines fair value, establishes a framework for measuring fair value, and specifies disclosures about fair value measurements. There are no material assets or liabilities recognized or disclosed at fair value for which the accounting guidance has not been applied.

U.S. GAAP defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price), and provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
- Level 3—Valuation is based on unobservable inputs. These unobservable inputs reflect the Company or fund's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of third party pricing services, option pricing models, discounted cash flow models and similar modeling techniques.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

***Assets Measured at Fair Value on a Recurring Basis***

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Assets at Fair Value |
| | Level 1 | Level 2 | Level 3 | |
| Securities owned: | | | | |
| Money market mutual fund... | $ 29,656,583 | $ — | $ — | $ 29,656,583 |
| Total securities owned .......... | $ 29,656,583 | $ — | $ — | $ 29,656,583 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Assets at Fair Value |
| | Level 1 | Level 2 | Level 3 | |
| Securities owned: | | | | |
| Money market mutual fund... | $ 22,634,684 | $ — | $ — | $ 22,634,684 |
| Total securities owned .......... | $ 22,634,684 | $ — | $ — | $ 22,634,684 |

**Note 4—Furniture and Equipment**

The following table presents a summary of furniture and equipment, net:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Leasehold improvements .......... | $ — | $ 16,440 |
| Furniture and equipment .......... | — | 335,488 |
| | — | 351,928 |
| Accumulated depreciation .......... | — | (272,408) |
| Total furniture and equipment, net .......... | $ — | $ 79,520 |

**Note 5—Income Taxes**

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The IRS began its audit of Capital One's federal income tax returns for the years 2009 and 2010 in 2012. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

**Note 6—Related Party Transactions**

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $30,000,000. This line of credit expires on November 16, 2015. In 2012, borrowings against this line of credit totaled $15 million. These borrowings were repaid during 2012. Borrowings under the line of credit are done on an arm's length basis. There were no borrowings against the line of credit in 2011.

**Note 7—Leases**

The Company's lease of its office facilities expired in 2012. The Company currently occupies office space leased by Capital One.

**Note 8—Commitments and Contingencies**

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2012, have subsequently settled and had no material effect on the statements of financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2012:

| | Amount |
|---|---|
| Fiscal year expected to be paid: | |
| 2013 | $ 511,197 |
| 2014 | 183,576 |
| 2015 | 22,645 |
| Total | $ 717,418 |

**Note 9—Services Agreement**

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2012 and 2011.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully-disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2012 and 2011.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

**Note 10—Liabilities Subordinated to Claims of General Creditors**

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2012 and 2011, the Company had no balances outstanding from these agreements as discussed in Note 6.

**Note 11—Indemnifications**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

**Note 12—Financial Instruments with Off-Balance Sheet Risk**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

**Note 13—Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $20,250,578 which was $19,539,298 in excess of the required minimum net capital of $711,280. The Company's net capital ratio was 0.53 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

**Note 14—Subsequent Events**

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, to those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 6, 2013, the date the financial statements were available to be issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

Keiter
Your Opportunity Advisors

**INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

The Stockholder and Board of Directors
Capital One Southcoast, Inc.
New Orleans, Louisiana

In planning and performing our audits of the financial statements of Capital One Southcoast, Inc. (the "Company"), as of December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the following paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 6, 2013
Glen Allen, Virginia

Keiter

Your Opportunity Advisors